SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. ____________)*

BakBone Software Incorporated

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

057101107

(CUSIP Number)

May 13, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐           Rule 13d-1(b)
☒           Rule 13d-1(c)
☐           Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 13 Pages
Exhibit Index Contained on Page 11

CUSIP NO. 057101107	13 G	Page 2 of 13

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only).
JK&B Capital IV, L.P. (“JK&B”)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☒

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	5	SOLE VOTING POWER:

NUMBER OF
8,388,447 shares, except that JK&B Management IV, L.P., (“JK&B Management”), the general partner of JK&B, may be deemed to have sole power to vote these shares, JK&B Capital IV, L.L.C. (“JK&B Capital”), the general partner of JK&B Management, may be deemed to have sole power to vote these shares, and David Kronfeld (“Kronfeld”), the managing member of JK&B Capital, may be deemed to have sole power to vote these shares.

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		See response to row 5.

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON
8,388,447 shares, except that JK&B Management, the general partner of JK&B, may be deemed to have sole power to dispose of these shares, JK&B Capital, the general partner of JK&B Management, may be deemed to have sole power to dispose of these shares, and Kronfeld, the managing member of JK&B Capital may be deemed to have sole power to dispose of these shares.

WITH:	8	SHARED DISPOSITIVE POWER:

See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

8,388,447

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

10.8%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

CUSIP NO. 057101107	13 G	Page 3 of 13

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only).
JK&B Capital IV QIP, L.P. (“JK&B QIP”)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☒

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	5	SOLE VOTING POWER:

NUMBER OF
729,430 shares, except that JK&B Management, the general partner of JK&B QIP, may be deemed to have sole power to vote these shares, JK&B Capital, the general partner of JK&B Management, may be deemed to have sole power to vote these shares, and Kronfeld, the managing member of JK&B Capital, may be deemed to have sole power to vote these shares.

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		See response to row 5.

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON
729,430 shares, except that JK&B Management, the general partner of JK&B QIP, may be deemed to have sole power to dispose of these shares, JK&B Capital, the general partner of JK&B Management, may be deemed to have sole power to dispose of these shares, and Kronfeld, the managing member of JK&B Capital may be deemed to have sole power to dispose of these shares.

WITH:	8	SHARED DISPOSITIVE POWER:

See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

729,430

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

0.9%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

CUSIP NO. 057101107	13 G	Page 4 of 13

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only).
JK&B Management IV, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☒

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	5	SOLE VOTING POWER:

NUMBER OF
9,117,877 shares, of which 8,388,447 are directly owned by JK&B and 729,430 are directly owned by JK&B QIP.  JK&B Management, the general partner of both JK&B and JK&B QIP, may be deemed to have sole power to vote these shares, JK&B Capital, the general partner of JK&B Management, may be deemed to have sole power to vote these shares, and Kronfeld, the managing member of JK&B Capital, may be deemed to have sole power to vote these shares.

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		See response to row 5.

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON
9,117,877 shares, of which 8,388,447 are directly owned by JK&B and 729,430 are directly owned by JK&B QIP.  JK&B Management, the general partner of both JK&B and JK&B QIP, may be deemed to have sole power to dispose of these shares, JK&B Capital, the general partner of JK&B Management, may be deemed to have sole power to dispose of these shares, and Kronfeld, the managing member of JK&B Capital, may be deemed to have sole power to dispose of these shares.

WITH:	8	SHARED DISPOSITIVE POWER:

See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

9,117,877

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

11.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

CUSIP NO. 057101107	13 G	Page 5 of 13

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only).
JK&B Capital IV, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☒

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	5	SOLE VOTING POWER:

NUMBER OF
9,117,877 shares, of which 8,388,447 are directly owned by JK&B and 729,430 are directly owned by JK&B QIP.  JK&B Management, the general partner of both JK&B and JK&B QIP, may be deemed to have sole power to vote these shares, JK&B Capital, the general partner of JK&B Management, may be deemed to have sole power to vote these shares, and Kronfeld, the managing member of JK&B Capital, may be deemed to have sole power to vote these shares.

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		See response to row 5.

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON
9,117,877 shares, of which 8,388,447 are directly owned by JK&B and 729,430 are directly owned by JK&B QIP.  JK&B Management, the general partner of both JK&B and JK&B QIP, may be deemed to have sole power to dispose of these shares, JK&B Capital, the general partner of JK&B Management, may be deemed to have sole power to dispose of these shares, and Kronfeld, the managing member of JK&B Capital, may be deemed to have sole power to dispose of these shares.

WITH:	8	SHARED DISPOSITIVE POWER:

See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

9,117,877

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

11.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

CUSIP NO. 057101107	13 G	Page 6 of 13

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only).
David Kronfeld

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☒

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

U.S. Citizen

	5	SOLE VOTING POWER:

NUMBER OF
9,117,877 shares, of which 8,388,447 are directly owned by JK&B and 729,430 are directly owned by JK&B QIP.  JK&B Management, the general partner of both JK&B and JK&B QIP, may be deemed to have sole power to vote these shares, JK&B Capital, the general partner of JK&B Management, may be deemed to have sole power to vote these shares, and Kronfeld, the managing member of JK&B Capital, may be deemed to have sole power to vote these shares.

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		See response to row 5.

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON
9,117,877 shares, of which 8,388,447 are directly owned by JK&B and 729,430 are directly owned by JK&B QIP.  JK&B Management, the general partner of both JK&B and JK&B QIP, may be deemed to have sole power to dispose of these shares, JK&B Capital, the general partner of JK&B Management, may be deemed to have sole power to dispose of these shares, and Kronfeld, the managing member of JK&B Capital, may be deemed to have sole power to dispose of these shares.

WITH:	8	SHARED DISPOSITIVE POWER:

See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

9,117,877

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

11.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

CUSIP NO. 057101107	13 G	Page 7 of 13

ITEM 1(A).	NAME OF ISSUER.

BakBone Software Incorporated

ITEM 1(B).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.

9540 Towne Center Drive, Suite 100
San Diego, CA 92121

ITEM 2(A).	NAME OF PERSON FILING.

This Statement is filed by JK&B Capital IV, L.P., a Delaware limited partnership (“JK&B”), JK&B Capital IV QIP, L.P., a Delaware limited partnership (“JK&B QIP”), JK&B Management IV, L.P., a Delaware limited partnership (“JK&B Management”), JK&B Capital IV, L.L.C., a Delaware limited liability company (“JK&B Capital”), and David Kronfeld (“Kronfeld”). The foregoing entitles and individuals are collectively referred to as the “Reporting Persons.”

JK&B Management, the general partner of JK&B, may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by JK&B and JK&B QIP. JK&B Capital, the general partner of JK&B Management, may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by JK&B and JK&B QIP.  Kronfeld is the managing member of JK&B Capital and may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by JK&B and JK&B QIP.

ITEM 2(B).	ADDRESS OF PRINCIPAL PLACE OF BUSINESS OFFICE.

The address for each of the Reporting Persons is:

c/o JK&B Capital
Two Prudential Plaza
180 N. Stetson Avenue
Suite 4500
Chicago, IL 60601 USA

ITEM 2(C)	CITIZENSHIP.

JK&B, JK&B QIP and JK&B Management are Delaware limited partnerships. JK&B Capital is a Delaware limited liability company. Kronfeld is a United States citizen.

ITEM 2(D)	TITLE OF CLASS OF SECURITIES.

Common Stock, no par value.

ITEM 2(E)	CUSIP NUMBER.

057101107

ITEM 3.	Not applicable.

ITEM 4.	OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

CUSIP NO. 057101107	13 G	Page 8 of 13

(a)	Amount beneficially owned:

See Row 9 of cover page for each Reporting Person.

(b)	Percent of Class:

See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10.	CERTIFICATIONS.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 057101107	13 G	Page 9 of 13

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  May 20, 2009

JK&B Capital IV, L.P.	/s/ Nancy O’Leary
By: JK&B Management IV, L.P.,	Nancy O’Leary
Its General Partner	Attorney-In Fact
By: JK&B Capital IV, L.L.C.,
Its General Partner

JK&B Capital IV QIP, L.P.	/s/ Nancy O’Leary
By: JK&B Management IV, L.P.,	Nancy O’Leary
Its General Partner	Attorney-In-Fact
By: JK&B Capital IV, L.L.C.,
Its General Partner

JK&B Management IV, L.P.	/s/ Nancy O’Leary
By: JK&B Capital IV, L.L.C.,	Nancy O’Leary
Its General Partner	Attorney-In-Fact

JK&B Capital IV, L.L.C.	/s/ Nancy O’Leary
Nancy O’Leary
Attorney-In-Fact

David Kronfeld	/s/ Nancy O’Leary
Nancy O’Leary
Attorney-In-Fact

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

CUSIP NO. 057101107	13 G	Page 10 of 13

EXHIBIT INDEX

Found on Sequentially
Exhibit	Numbered Page
Exhibit A: Agreement of Joint Filing	11
Exhibit B: Power of Attorney	12

CUSIP NO. 057101107	13 G	Page 11 of 13

EXHIBIT A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of BakBone Software Incorporated shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Date:  May 20, 2009

JK&B Capital IV, L.P.	/s/ Nancy O’Leary
By: JK&B Management IV, L.P.,	Nancy O’Leary
Its General Partner	Attorney-In Fact
By: JK&B Capital IV, L.L.C.,
Its General Partner

JK&B Capital IV QIP, L.P.	/s/ Nancy O’Leary
By: JK&B Management IV, L.P.,	Nancy O’Leary
Its General Partner	Attorney-In-Fact
By: JK&B Capital IV, L.L.C.,
Its General Partner

JK&B Management IV, L.P.	/s/ Nancy O’Leary
By: JK&B Capital IV, L.L.C.,	Nancy O’Leary
Its General Partner	Attorney-In-Fact

JK&B Capital IV, L.L.C.	/s/ Nancy O’Leary
Nancy O’Leary
Attorney-In-Fact

David Kronfeld	/s/ Nancy O’Leary
Nancy O’Leary
Attorney-In-Fact

CUSIP NO. 057101107	13 G	Page 12 of 13

EXHIBIT B

POWER OF ATTORNEY

Each of the undersigned entities and individuals (collectively, the “Reporting Persons”) hereby authorizes and designates JK&B Capital IV, L.L.C. or such other person or entity as is designated in writing by David Kronfeld (the “Designated Filer”) as the beneficial owner to prepare and file on behalf of such Reporting Person individually, or jointly together with the other Reporting Persons, any and all reports, filings, notices, communications and other documents (including, but not limited to, reports on Form D, Schedule 13D, Schedule 13G, Form 13-F, Form 3, Form 4 and Form 5) that such Reporting Person may be required to file with the United States Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended (together with the implementing regulations thereto, the “Act”), the Securities Exchange Act of 1934, as amended (together with the implementing regulations thereto, the “Exchange Act”) or any other applicable federal or state law, rule or regulation (collectively, the “Reports”) with respect to each Reporting Person’s ownership of, or transactions in, securities of any entity whose securities are beneficially owned (directly or indirectly) by such Reporting Person (collectively, the “Companies”).

Each Reporting Person hereby further authorizes and designates Nancy O’Leary (the “Authorized Signatory”) to execute and file on behalf of such Reporting Person the Reports and to perform any and all other acts, which in the opinion of the Designated Filer or Authorized Signatory may be necessary or incidental to the performance of the foregoing powers herein granted.

The authority of the Designated Filer and the Authorized Signatory under this Document with respect to each Reporting Person shall continue until such Reporting Person is no longer required to file any Reports with respect to the Reporting Person’s ownership of, or transactions in, the securities of the Companies, unless earlier revoked in writing.  Each Reporting Person acknowledges that the Designated Filer and the Authorized Signatory are not assuming any of the Reporting Person’s responsibilities to comply with the Act, the Exchange Act or any other applicable federal or state law, rule or regulation.

May 20, 2009	JK&B Capital IV, L.L.C.

	By:	/s/ David Kronfeld
David Kronfeld, its Managing Member

May 20, 2009	JK&B Management IV, L.P.

	By:	JK&B Capital IV, L.L.C.,
Its General Partner

	By:	/s/ David Kronfeld
David Kronfeld, its Managing Member

May 20, 2009	JK&B Capital IV, L.P.

	By:	JK&B Management IV, L.P.,
Its General Partner
	By:	JK&B Capital IV, L.L.C.,
Its General Partner

	By:	/s/ David Kronfeld
David Kronfeld, its Managing Member

CUSIP NO. 057101107	13 G	Page 13 of 13

May 20, 2009	JK&B Capital IV QIP, L.P.,

	By:	JK&B Management IV, L.P.,
Its General Partner
	By:	JK&B Capital IV, L.L.C.,
Its General Partner

	By:	/s/ David Kronfeld
David Kronfeld, its Managing Member

May 20, 2009	David Kronfeld

	By:	/s/ David Kronfeld
David Kronfeld